 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2024
Commission File No.:001-35773

REDHILL BIOPHARMA LTD.
(Translation of registrant’s name into English)

21 Ha'arba'a Street, Tel Aviv, 6473921, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated herein by reference is the notice and proxy statement for the annual general meeting of shareholders of RedHill Biopharma Ltd. scheduled for September 17, 2024.

This Form 6-K is hereby incorporated by reference into the Company's Registration Statements on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286), on October 29, 2015 (Registration No. 333-207654), on July 25, 2017 (Registration No. 333-219441), on May 23, 2018 (Registration No. 333-225122), on July 24, 2019 (File No. 333-232776), on March 25, 2021 (File No. 333-254692), on May 3, 2021 (File No. 333-255710), on January 11, 2022 (File No. 333-262099), on June 27, 2022 (File No. 333-265845), on June 29, 2023 (File No. 333-273001) and on June 20, 2024 (File No. 333-280327), and its Registration Statements on Form F-3 filed with the Securities and Exchange Commission on March 30, 2021 (File No. 333-254848), on August 4, 2023 (File No. 333-273709), on October 13, 2023 (File No. 333-274957), as amended, and on August 9, 2024 (File No. 333-281417).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD.
(the "Registrant")

Date: August 13, 2024	By:	/s/ Dror Ben-Asher
	Name:	Dror Ben-Asher
	Title:	Chief Executive Officer

REDHILL BIOPHARMA LTD.
21 Ha’arba’a Street
Tel-Aviv 6473921
Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
To be held on September 17, 2024

The Annual General Meeting of Shareholders of RedHill Biopharma Ltd. (the “Company”), will be held at the offices of the Company, 21 Ha’arba’a Street, Tel-Aviv, Israel, on September 17, 2024, at 15:00 p.m. Israel time, or at any adjournments thereof (the “General Meeting”), for the following purposes:

1.
To appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s auditors for the year 2024 and for an additional period until the next Annual General Meeting; and to inform the shareholders of the aggregate compensation paid to the auditors for the year ended December 31, 2023;

2.
To approve the re-election of Mr. Eric Swenden and Mr. Ofer Tsimchi and approve the election of Dr. Roni Mamluk to the board of directors of the Company (the “Board of Directors”), each for an additional three-year term until the annual general meeting to be held in 2027;

3.
To approve the grant of restricted share units (“RSUs”) each with respect to one American Depository Shares (each representing 400 ordinary shares, par value NIS 0.01 each) (“ADSs”) to the non-executive directors of the Company;

4.	To approve the grant of RSUs to Mr. Dror Ben-Asher, the Company’s Chief Executive Officer and Chairman of the Board of Directors; and

5.	To approve the grant of RSUs to Mr. Rick D. Scruggs, the Company’s Chief Commercial Officer, and Director.

In addition, shareholders at the General Meeting will have an opportunity to review and ask questions regarding the financial statements of the Company for the fiscal year ended December 31, 2023.

The Company is currently unaware of any other matters that may be raised at the General Meeting. Should any other matters be properly raised at the General Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Only holders of record of Ordinary Shares and holders of record of ADSs, evidenced by American Depositary Receipts issued by The Bank of New York Mellon at the close of business on August 6, 2024, shall be entitled to receive notice of and to vote at the General Meeting.

The Board of Directors recommends that you vote FOR the proposals, as specified in the form of proxy provided.

Whether or not you plan to attend the General Meeting, it is important that your ADSs be represented. Accordingly, you are kindly requested to complete, date, sign and mail the proxy in the envelope provided at your earliest convenience so that it will be received no later than four hours prior to the General Meeting. Execution of a proxy will not in any way affect a shareholder’s right to attend the General Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised. ADS holders should return their proxies by the date set forth on their form of proxy.

Shareholders wishing to express their position on an agenda item for this General Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Mr. Razi Ingber, at 21 Ha’arba’a Street, Tel-Aviv, 6473921 Israel, by no later than Monday, September 7, 2024. Any Position Statement received that is in accordance with the guidelines set by the Israel Companies Law, will be furnished to the U.S. Securities and Exchange Commission (the “Commission”) on Form 6-K and will be made available to the public on the Commission’s website at http://www.sec.gov.

 If within half an hour from the time appointed for the General Meeting, a quorum is not present, the General Meeting shall be adjourned to the next business day following the day of the scheduled General Meeting, at the same time and place, or at another day, time and place prescribed by the Board of Directors in a notification to the shareholders.

This Notice and the documents mentioned therein, as well as the proposed resolution on the agenda, can be viewed at the Company’s registered office on 21 Ha’arba’a Street, Tel-Aviv, Israel, Tel: +972 3 541 3131, Sunday through Thursday between 10:00-15:00, and also will be made available to the public on the Company's website at http://www.redhillbio.com and on the Commission’s website at http://www.sec.gov.

By Order of the Board of Directors,
Dror Ben-Asher
Chairman of the Board of Directors
Tel-Aviv, Israel
August 13, 2024

REDHILL BIOPHARMA LTD.

21 Ha’arba’a Street
Tel-Aviv 6473921
Israel

PROXY STATEMENT

FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS
To Be Held on September 17, 2024

This Proxy Statement is furnished to the holders of ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”), and to holders of American Depository Shares (“ADSs”), evidenced by American Depositary Receipts issued by The Bank of New York Mellon (“BNY Mellon”), of RedHill Biopharma Ltd. (the “Company” or “RedHill”) in connection with the solicitation by the board of directors of the Company (the “Board of Directors” or the “Board”) of proxies for use at the Annual General Meeting of Shareholders (the “General Meeting”), to be held on Tuesday, September 17, 2024, at 15:00 p.m. Israel time at the offices of the Company, 21 Ha’arba’a Street, Tel-Aviv, Israel, or at any adjournments thereof.

It is proposed at the General Meeting to adopt the following proposals or to consider the following items:

1.
To appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s auditors for the year 2024 and for an additional period until the next Annual General Meeting; and to inform the shareholders of the aggregate compensation paid to the auditors for the year ended December 31, 2023;

2.
To approve the re-election of Mr. Eric Swenden and Mr. Ofer Tsimchi and the election of Dr. Roni Mamluk to the board of directors of the Company (the “Board of Directors”) for an additional three-year term until the annual general meeting to be held in 2027;

3.
To approve the grant of restricted share units (“RSUs”) each with respect to one American Depository Shares (each representing 400 ordinary shares, par value NIS 0.01 each) (“ADSs”) to the non-executive directors of the Company;

4.	To approve the grant of RSUs to Mr. Dror Ben-Asher, the Company’s Chief Executive Officer and Chairman of the Board of Directors; and

5.	To approve the grant of RSUs to Mr. Rick D. Scruggs, the Company’s Chief Commercial Officer, and Director.

In addition, shareholders at the General Meeting will have an opportunity to review and ask questions regarding the financial statements of the Company for the fiscal year ended December 31, 2023.

The Company is currently unaware of any other matters that may be raised at the General Meeting. Should any other matters be properly raised at the General Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Shareholders may present proposals for consideration at the General Meeting by submitting their proposals to the Company no later than August 13, 2024, in accordance with applicable law.

Shareholders Entitled to Vote

Only holders of ADSs of record at the close of business on August 6, 2024, shall be entitled to receive notice of and to vote at the General Meeting. At the close of business on August 6, 2024, the Company had outstanding 12,805,391,000 Ordinary Shares (represented 32,013,477 ADSs), each of which is entitled to one vote on the matters to be presented at the General Meeting.

Proxies

A form of proxy card for use at the General Meeting is attached to this Proxy Statement and has been sent to the holders of ADSs together with a prepaid return envelope for the proxy. By executing the proxy card and appointing “proxies”, holders of ADSs may vote at the General Meeting, whether or not they attend.

ADS holders should return their proxies in the enclosed form to BNY Mellon by the date set forth on the proxy card. If a properly executed proxy is received by BNY Mellon by the date set forth on the proxy card, all of the Ordinary Shares represented by the proxy shall be voted as indicated on the proxy card.

Subject to applicable law and the rules of the NASDAQ Stock Market (“NASDAQ”), in the absence of instructions, the ADSs represented by properly executed and received proxies will be voted FOR all of the proposed resolutions to be presented at the General Meeting for which the Board of Directors recommends a “FOR”. Holders of ADSs may revoke their proxies at any time before the deadline for receipt of proxies by filing with BNY Mellon a written notice of revocation or duly executed proxy bearing a later date.

Expenses and Solicitation

The Board of Directors is soliciting proxies for use at the General Meeting. The Company expects to mail this Proxy Statement and the accompanying proxy cards to ADS holders on or about August 13, 2024. In addition to the solicitation of proxies to holders of ADSs by mail, certain officers, directors, employees and agents of the Company may solicit proxies by telephone, mail or other personal contact. The Company shall bear the cost of the solicitation of the proxies, including postage, printing and handling and shall reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of ADSs. In addition, we have retained Kingsdale Advisors (“Kingsdale”) to assist in the solicitation of proxies.

This proxy statement and proxy card shall also serve as a voting deed (ktav hatzba’a), as such term is defined under the Israel Companies Law 1999 (the “Companies Law”).

Quorum and Voting

Two or more shareholders holding ADSs or Ordinary Shares conferring in the aggregate at least twenty-five percent (25%) of the voting power of the Company, present in person or by proxy at the General Meeting and entitled to vote thereat, shall constitute a quorum. If within half an hour from the time appointed for the General Meeting, a quorum is not present, the General Meeting shall be adjourned to the next business day following the day of the scheduled meeting, at the same time and place, or at such other day, time and place as shall be prescribed by the Board of Directors in a notification to the shareholders. At such reconvened meeting, any one (1) shareholder present in person or by proxy shall constitute a quorum regardless of the number of Ordinary Shares represented.

The approval of Proposals 1, 2, 3 and 5 each requires the affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented.

In addition, the approval of Proposal 4 requires the affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented, provided that either: (i) such majority vote at the General Meeting shall include at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the approval of the proposal, participating in the voting at the General Meeting, in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the non-controlling shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, a “Controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or other office holder of the Company). A person is presumed to be a controlling shareholder if the person holds or controls, alone or together with others, one-half or more of any one of the “means of control” of the Company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the Company or (ii) the right to appoint directors of the Company or its chief executive officer.

In addition, for this purpose, “personal interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes the foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serve as a director or the Chief Executive Officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or Chief Executive Officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

Please note that you are required to indicate on the proxy card with respect to Proposal 4 whether you are a controlling shareholder of the Company, or acting on its behalf or not, and whether you have a personal interest in the approval of Proposal 4 or not. If you fail to so indicate on the proxy card, your vote may not be counted with respect to the proposal for which you failed to provide notification.

A shareholder must inform our Company before the vote whether or not such shareholder is a controlling shareholder or has a personal interest. To avoid confusion, every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or internet voting, will be deemed to confirm to the Company that such shareholder is NOT a controlling shareholder and DOES NOT have a personal interest in Proposal 4. If you, or a related party of yours, is a controlling shareholder or possesses a personal interest and you wish to participate in the vote on Proposal 4 (in which case your vote will only count for or against the ordinary majority, and not for or against the Special Majority required for approval of Proposal 4), please notify Avshalom Lavski, the Company’s Executive Director of Legal Affairs & Capital Markets, by telephone at phone number +972 3 541 3131 or by email at avshi@redhillbio.com. If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and you are a controlling shareholder or possess a personal interest in the approval of Proposal 4, you may also contact the representative managing your account of that status, and they in turn should notify the Company as described in the preceding sentence.

Shareholders wishing to express their position on an agenda item for this General Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Mr. Razi Ingber at 21 Ha’arba’a Street, Tel-Aviv, 6473921 Israel. Any Position Statement received, that is in accordance with the guidelines set by the Israel Companies Law, will be furnished to the U.S. Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov.

Position Statements must be submitted to the Company by no later than September 7, 2024.

The rate of participation of each director in the Board of Directors meetings held during 2023 (for meetings held while each served as a member of the Board) was as follows: (i) Dror Ben-Asher – 100%, (ii) Eric Swenden – 60%, (iii) Ofer Tsimchi – 84%, (iv) Dr. Kenneth Reed – 100%, (v) Rick D. Scruggs – 96%, (vi) Dr. Shmuel Cabilly – 80%, and (vii) Alla Felder – 96% (served until June 4, 2024). The rate of participation of each director in the Board of Directors meetings held during 2022 (for meetings held while each served as a member of the Board) was as follows: (i) Dror Ben-Asher – 100%, (ii) Eric Swenden – 63%, (iii) Ofer Tsimchi – 100%, (iv) Dr. Kenneth Reed – 92%, (v) Rick D. Scruggs – 100%, , (vi) Dr. Shmuel Cabilly – 92%,(vii) Alla Felder – 96%.

The rate of participation of each member of the audit committee of the Board of Directors (the “Audit Committee”) in the Audit Committee meetings during 2023 (for meetings held while each served as a member of the committee) was as follows: (i) Eric Swenden – 67%, (ii) Ofer Tsimchi – 100%, (iii) Dr. Kenneth Reed – 100%,  and (iv) Alla Felder – 100% and during 2022 was as follows: (i) Eric Swenden – 73%, (ii) Ofer Tsimchi – 100% and (iii) Alla Felder – 100%.

The rate of participation of the members of the compensation committee of the Board of Directors (the “Compensation Committee”) in the Compensation Committee meetings during 2023 (for meetings held while each served as a member of the committee) was as follows: (i) Dr. Kenneth Reed – 100%, (ii) Ofer Tsimchi – 100% and (iii) Alla Felder – 100%, and for 2022 was as follows: (i) Dr. Kenneth Reed – 100%, (ii) Ofer Tsimchi – 100% and (iii) Alla Felder – 86%.

All of our directors are independent other than Mr. Dror Ben-Asher and Mr. Rick D. Scruggs.

Reporting Requirements

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the Commission. The Company’s filings are available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be considered as an admission that the Company is subject to the proxy rules under the Exchange Act.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR EACH OF THE PROPOSALS.

                  Except as specifically provided herein, the lack of a required majority for the adoption of any resolution presented shall not affect the adoption of any other resolutions for which the required majority was obtained.

We request you to carefully read this entire Proxy Statement, including the documents we refer to in this Proxy Statement. If you have any questions, need assistance in voting, or need additional material, please contact our Strategic Shareholder Advisor and Proxy Solicitation Agent, Kingsdale Advisors:

North American Toll-Free Phone: +1-866-229-8166
Text or Call Collect Outside North America: +1-646-386-1025
Email: contactus@kingsdaleadvisors.com

PROPOSAL NO. 1

APPOINTMENT OF AUDITORS

Under the Companies Law and the Company’s Amended and Restated Articles of Association (the “Articles”), the shareholders of the Company are authorized to appoint the Company’s independent auditors. Under the Articles, the Board of Directors, following receipt of the recommendation of the Audit Committee, is authorized to determine the independent auditors’ remuneration. In addition, the Listing Rules of NASDAQ require that the Audit Committee approve the re-appointment and remuneration of the independent auditors.

At the General Meeting, shareholders will be asked to approve the re-appointment of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, as the Company’s auditors for the year ending December 31, 2024 and for an additional period until the next Annual General Meeting. Kesselman & Kesselman has no relationship with the Company or with any affiliate of the Company except to provide audit services and tax consulting services.

Information on fees paid to the Company’s independent auditors may be found in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission.

It is proposed that at the General Meeting, the following resolution be adopted:

“RESOLVED, that Kesselman & Kesselman be, and hereby is, appointed as the auditors of the Company for the year 2024 and for an additional period until the next annual general meeting.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, is required to adopt this resolution.

THE COMPANY’S BOARD OF DIRECTORS RECOMMEND A VOTE FOR APPROVAL OF THIS RESOLUTION.

PROPOSAL NO. 2

RE-ELECTION OF MR. ERIC SWENDEN AND MR. OFER TSIMCHI AS DIRECTORS AND
ELECTION OF DR. RONI MAMLUK AS A DIRECTOR

According to the Articles, the Company’s directors are divided into three groups with as nearly equal in number of directors as practicable. The term of one group of directors expires at each annual general meeting, at which time the directors of such group are re-nominated to serve an additional three-year term that expires at the annual general meeting held in the third year following such election.

The current members of the first group are Mr. Eric Swenden and Mr. Ofer Tsimchi, whose terms expire as of the General Meeting. The members of the second group, currently consisting of Mr. Dror Ben-Asher and Dr. Kenneth Reed, will hold office until our annual general meeting to be held in the year 2025, and the members of the third group, currently consisting of Dr. Shmuel Cabilly and Mr. Rick D. Scruggs, will hold office until our annual general meeting to be held in the year 2026. The Company is proposing that Mr. Eric Swenden and Mr. Ofer Tsimchi each be re-elected, and that Dr. Roni Mamluk be elected, for a three-year term as part of the first group.

Proxies (other than those directing the proxy holders not to vote for the listed nominees) will be voted for the election of each of the nominees to hold office until the annual general meeting to be held in 2027, or such earlier time as they may resign or be removed from the Board of Directors, all pursuant to the terms of the Articles. The Company is not aware of any reason why any of the nominees, if elected, should not be able to serve as a director.

Each of Mr. Eric Swenden, Mr. Ofer Tsimchi and Dr. Roni Mamluk has attested to the Board of Directors and to the Company that s/he meets all the requirements in connection with the election of directors under the Companies Law.

 The nominees to serve on the Board of Directors are below and the following information with respect to each nominee is supplied based upon the information furnished to the Company by the respective nominee:

Eric Swenden has served as a member of our board of directors since May 2010 and has served on our investment committee since May 2011. From 1966 until 2001 Mr. Swenden served in various positions including Chief Executive Officer (since 1985) and Executive Chairman (since 1990) of Vandemoortele Food Group, a privately held Belgium-based European food group with revenue of approximately EUR 2 billion. Mr. Swenden holds an M.A. in Commercial Science from the University of Antwerp, Belgium. The board of directors has determined that Mr. Swenden is a financial and accounting expert under Israeli law.

Ofer Tsimchi has served as a director on our board of directors, a member of our audit committee and as the Chairman of our compensation committee since May 2011. From 2008 to 2012, Mr. Tsimchi served as the Chairman of the board of directors of Polysack Plastic Industries Ltd. and Polysack-Agriculture Products, served as a board member of Caesarstone Ltd. and Danbar Group Ltd and since 2006, he has served as a Partner in the Danbar Group Ltd., a holding company. Mr. Tsimchi currently serves on the board of directors of Maabarot Products Ltd. Mr. Tsimchi received his BA in Economics and Agriculture from the Hebrew University of Jerusalem, Israel. The board of directors has determined that Mr. Tsimchi is a financial and accounting expert under Israeli law.

Dr. Mamluk currently serves as the Chairperson of OffRa Health, a healthcare AI company, and as a consultant to the Israeli government for Ag-tech in the Gaza Envelop region. Dr. Mamluk served as a board member at Amryt Pharma plc (previously Nasdaq-listed) between 2021-2023 and as a board member at Chiasma between 2013-2021. From 2017 to 2023, Dr. Mamluk was a co-founder and served as President and Chief Executive Officer of Ayala Pharmaceuticals, a Nasdaq-listed clinical-stage precision oncology company. From 2006 to 2017, Dr. Mamluk served in various management roles at Chiasma, a biopharmaceutical company, including as Chief Development Officer and Chief Executive Officer. Dr. Mamluk received a Ph.D., Summa Cum Laude, from The Hebrew University in Jerusalem, the Department of Animal Sciences.

“RESOLVED, that Mr. Ofer Tsimchi and Mr. Eric Swenden each be re-elected, and Dr. Roni Mamluk be, and hereby is, elected, to hold office as a director of the Company, each for a three-year term until the annual general meeting to be held in 2027 or unless earlier expired in accordance with the Company's Articles of Association.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, is required to adopt this resolution.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE RE-ELECTION AND ELECTION OF THE NOMINEES TO THE BOARD OF DIRECTORS.

PROPOSAL NO. 3

GRANT OF RSUs TO THE NON-EXECUTIVE DIRECTORS OF THE COMPANY

It is proposed to grant RSUs each with respect to one ADS of the Company to each of the following Company non-executive directors: Mr. Eric Swenden, Dr. Kenneth Reed, Mr. Ofer Tsimchi and Dr. Shmuel Cabilly (with respect to Mr. Eric Swenden and Mr. Ofer Tsimchi, subject to their re-election as members of the Board, as provided in this Proxy Statement).

The proposal would grant to: (i) each of Dr. Shmuel Cabilly and Dr. Kenneth Reed RSUs with respect to 34,000 ADSs of the Company, (ii) Mr. Eric Swenden RSUs with respect to 38,000 ADSs of the Company and (iii) Mr. Ofer Tsimchi RSUs with respect to 50,000 ADSs of the Company. Mr. Swenden serves on the Company’s audit committee, and Mr. Tsimchi serves on the Company’s audit committee and compensation committee.

The Compensation Committee and Board of Directors have approved the proposed grant of RSUs in light of each such non-executive director's contribution and anticipated contribution to the Company. The proposed grants comply with the principles of the Compensation Policy. The purpose of the grant is, inter alia, to compensate each such director for his service and contribution to the Company as well as to provide an equity incentive to continue to contribute to the Company's success and results of operations.

The RSUs would vest quarterly over two (2) years in eight (8) equal parts. The vesting commencement date of each of Mr. Eric Swenden Dr. Kenneth Reed, Mr. Ofer Tsimchi and Dr. Shmuel Cabilly would be as of June 24, 2024, and the RSUs would become fully vested, in accordance with the terms of the grant, on March 31, 2026.

 The equity grants and related terms would be in accordance with the Company’s Amended and Restated Award Plan (2010), as amended. The proposed equity grant to: (i) each of Dr. Shmuel Cabilly and Dr. Kenneth Reed represented approximately 0.07% of the total outstanding equity of the Company on a fully diluted basis as of the date of approval by the Board of Directors, (ii) Mr. Eric Swenden represented approximately 0.08% of the total outstanding equity of the Company on a fully diluted basis as of the date of approval by the Board of Directors, and, (iii) Mr. Ofer Tsimchi represented approximately 0.11% of the total outstanding equity of the Company on a fully diluted basis as of the date of approval by the Board of Directors.

The background and qualifications of Mr. Ofer Tsimchi and Mr. Eric Swenden are described in Proposal 2 of this Proxy Statement. Below are summaries of the background and qualifications of Dr. Kenneth Reed and Dr. Shmuel Cabilly.

Dr. Kenneth Reed has served as a member of our board of directors since December 2009. Dr. Reed is a dermatologist practicing in private practice under the name of Kenneth Reed M.D. PC. Dr. Reed currently serves on the board of directors of Minerva Biotechnologies Corporation. Dr. Reed received his B.A. from Brown University in the U.S. and an M.D from the University of Medicine and Dentistry of New Jersey in the U.S. Dr. Reed is a board-certified dermatologist with over 25 years of clinical experience since completing the Harvard Medical School Residency Program in Dermatology. Dr. Reed is also a co-founder of Early Cell, a prenatal diagnostics company, Prescient Pharma and Lispiro.

Dr. Shmuel Cabilly has served as a member of our board of directors since August 2010. Dr. Cabilly is a scientist and inventor in the field of immunology. In the Backman Research Institute of the City of Hope, Dr. Cabilly initiated the development of a new breakthrough technology for recombinant antibody production, which was patented and known as the “Cabilly Patent.” Dr. Cabilly was also a co-founder and a Chief Scientist of Ethrog Biotechnology, where he invented dry buffer technologies enabling the production of a liquid-free disposable apparatus for gel electrophoresis and a technology that enables the condensation of molecular separation zones to a small gel area. This technology was sold to Invitrogen in 2001. Dr. Cabilly serves as a board member at several companies, including BioKine Therapeutics Ltd., and Minovia Ltd. Dr. Cabilly holds a B.Sc. in Biology from the Ben Gurion University of Beer Sheva, Israel, an M.Sc. in Immunology and Microbiology from the Hebrew University of Jerusalem, Israel, and a Ph.D. in Immunology and Microbiology from the Hebrew University of Jerusalem, Israel.

It is proposed that at the General Meeting, the following resolution be adopted:

“RESOLVED, to approve the grant of RSUs to the non-executive directors of the Company on the terms described in the proxy statement.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, is required to adopt this resolution.

THE COMPENSATION COMMITTEE AND THE BOARD OF DIRECTORS RECOMMEND THAT YOU VOTE FOR THE APPROVAL OF THE RSUs GRANTS TO THE NON-EXECUTIVE DIRECTORS OF THE COMPANY.

PROPOSAL NO. 4

GRANT OF RSUs OF THE COMPANY TO MR. DROR BEN-ASHER

The Companies Law requires that the terms of service and employment of a company’s Chief Executive Officer be approved by the company’s compensation committee, the board of directors and the shareholders of the company, except in the limited circumstances set forth in the Companies Law. In addition, the Companies Law provides that transactions between a company and its directors regarding their terms of office as directors, and with respect to their terms of employment in other positions in the company, are subject to the approval of such company’s audit committee or compensation committee, as applicable, board of directors and shareholders.

Mr. Dror Ben-Asher has served as the Company’s Chief Executive Officer since its incorporation and has served as the Chairman of the Board of Directors for substantially all of the time during that period. In light of Mr. Ben-Asher’s contribution to the Company, and in accordance with the Company’s Compensation Policy, the Board of Directors and Compensation Committee have determined that the proposed grants of RSUs with respect to 127,000 ADSs is appropriate, reasonable and reflect the significant contribution of Mr. Ben-Asher to the Company.

The RSUs would vest quarterly over two (2) years. The vesting commencement date would be as of June 24, 2024, and the RSUs would become fully vested, in accordance with the terms of the grant, on March 31, 2026.

The equity grant would be in accordance with the Plan, and the remaining terms of the equity grant would be in accordance with such plan. The proposed equity grant represents 0.27% of the total outstanding equity of the Company on a fully diluted basis, as of the date of approval by the Board of Directors.

The purpose of the grant is, inter alia, to compensate Mr. Ben-Asher for his service and his continual contribution to the Company as well as to incentivize Mr. Ben-Asher to continue to contribute to the Company’s success and results of operations.

It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, to approve the grant of RSUs to Mr. Dror Ben-Asher on the terms described in the proxy statement.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented, is required for shareholders to approve this resolution provided that either: (i) such majority vote at the General Meeting shall include at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the approval of the proposal, participating in the voting at the General Meeting, in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the non-controlling shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

THE COMPENSATION COMMITTEE AND THE BOARD OF DIRECTORS RECOMMEND A VOTE FOR THE APPROVAL OF THE GRANT OF RSUs TO MR. DROR BEN-ASHER.

PROPOSAL NO. 5

GRANT OF RSUs OF THE COMPANY TO MR. RICK D. SCRUGGS

The Companies Law requires that transactions between a company and its directors regarding their terms of office as director, and with respect to their terms of employment in other positions in the company, are subject to the approval of such company’s compensation committee, board of directors and shareholders.

Mr. Rick D. Scruggs has served as a director of the Company since January 1, 2016, and since January 1, 2019, Mr. Scruggs has served as the Chief Operations Officer, U.S. Operations of the Company’s wholly-owned U.S. subsidiary, RedHill Biopharma Inc. and then became its Chief Commercial Officer. Mr. Scruggs has significant business development and commercial experience in the biopharma industry, including as the former Executive Vice President Business Development at Salix Pharmaceuticals.

The Company’s Board of Directors and Compensation Committee approved and recommended that the Company’s shareholders to approve the grant of RSUs with respect to 100,000 ADSs of the Company to Mr. Scruggs.

The RSUs would vest quarterly over two (2) years. The vesting commencement date would be as of June 24, 2024, and the RSUs would become fully vested, in accordance with the terms of the grant, on March 31, 2026.

The equity grants and related terms would be in accordance with the Plan. The proposed equity grant to Mr. Scruggs represented 0.21% of the total outstanding equity of the Company on a fully diluted basis on the date of approval by the Board of Directors.

The purpose of the grant is, inter alia, to compensate Mr. Scruggs for his service and his continual contribution to the Company as well as to incentivize Mr. Scruggs to continue to contribute to the Company's success and results of operations.

It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, to approve the grant of RSUs to Mr. Rick D. Scruggs on the terms described in the proxy statement.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, is required to adopt this resolution.

THE COMPENSATION COMMITTEE AND THE BOARD OF DIRECTORS RECOMMEND A VOTE FOR THE APPROVAL OF THE GRANT OF RSUs TO MR. RICK D. SCRUGGS.

By order of the Board of Directors
Dror Ben-Asher
Chairman of the Board of Directors
Dated: August 13, 2023

Annual General Meeting of	Annual General Meeting of RedHill Biopharma Ltd.
RedHill Biopharma Ltd.	to be held on September 17, 2024
Date: September 17, 2024	For Holders as of August 6, 2024
See Voting Instruction On Reverse Side.
Please make your marks like this: ☒ Use pen only
		For	Against	Abstain

● Mark, sign and date your Voting Instruction Form.
● Detach your Voting Instruction Form.
● Return your Voting Instruction Form in the
    postage-paid envelope provided.

All votes must be received by 12:00 p.m. EST, on September 12, 2024

PROXY TABULATOR FOR
REDHILL BIOPHARMA LTD.
P.O. BOX 8016
CARY, NC 27512-9903

1.
To appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s auditors for the year 2024 and for an additional period until the next Annual General Meeting; and to inform the shareholders of the aggregate compensation paid to the auditors for the year ended December 31, 2023;
		☐	☐	☐

2.
To approve the re-election of Mr. Eric Swenden and Mr. Ofer Tsimchi and the election of Dr. Roni Mamluk to the board of directors of the Company (the “Board of Directors”) for an additional three-year term until the annual general meeting to be held in 2027;

	2A. Mr. Eric Swenden	☐	☐	☐

	2B. Mr. Ofer Tsimchi	☐	☐	☐

	2C. Dr. Roni Mamluk	☐	☐	☐

3.
To approve the grant of restricted share units (“RSUs”) each with respect to one American Depository Shares (each representing 400 ordinary shares, par value NIS 0.01 each) (“ADSs”) to the non-executive directors of the Company;
		☐	☐	☐

4.	To approve the grant of RSUs to Mr. Dror Ben-Asher, the Company’s Chief Executive Officer and Chairman of the Board of Directors; and	☐	☐	☐

5.	To approve a grant of RSUs of the Company to Mr. Rick D. Scruggs, the Company’s Chief Commercial Officer, and Director.	☐	☐	☐

By executing this proxy card you will be deemed to confirm that you are NOT a Controlling Shareholder and do NOT have a Personal Interest (as such terms are defined in the Proxy Statement) in the approval of Proposal 4. If you are a Controlling Shareholder or have a Personal Interest (in which case your vote will count only for or against the ordinary majority, and not for or against the Special Majority, required for approval of Proposal 4), please notify the Company as described on the reverse side of this proxy card.

EVENT #

CLIENT #
Authorized Signatures - This section must be
completed for your instructions to be executed.

Please Sign Here	Please Date Above

Please Sign Here	Please Date Above
Please separate carefully at the perforation and return just this portion in the envelope provided.

REDHILL BIOPHARMA LTD. Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 p.m. EST on September 12, 2024)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of RedHill Biopharma Ltd. registered in the name of the undersigned on the books of the Depositary as of the close of business on August 6, 2024 at the Annual General Meeting of the Shareholders of RedHill Biopharma Ltd. to be held on September 17, 2024 or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

This Notice and the documents mentioned therein, including the Proxy Statement, as well as the proposed resolutions on the agenda, will be made available to the public on the Company’s website http://www.redhillbio.com

NOTES:

1. Please direct the Depositary how it is to vote by placing an “X” in the appropriate box opposite each agenda item.

2. If you do not vote or if your voting instructions are not received before the deadline, you will be deemed to have given a discretionary proxy to the Company to vote the shares represented by your ADRs pursuant to the terms and conditions of the ADRs and the Deposit Agreement under which they are issued.

Important Note: By executing this proxy card on the reverse side, the undersigned shareholder will be deemed to confirm that such shareholder is NOT a Controlling Shareholder and does NOT have a Personal Interest (as such terms are defined in the Proxy Statement) in the approval of Proposal 4. If you are a Controlling Shareholder or have a Personal Interest (in which case your vote will count only for or against the ordinary majority, and not for or against the Special Majority, required for approval of Proposal 4), please notify the Company’s Executive Director of Legal Affairs & Capital Markets, Avshalom Lavski, at 972 3 541 3131 or by email at avshi@redhillbio.com who will advise you as to how to submit your vote for this proposal. If your shares are held in “street name” by your broker, bank or other nominee and you are a Controlling Shareholder or have a Personal Interest, you should notify your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

PROXY TABULATOR FOR